650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 11, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation

Amendment No. 4 to Registration Statement on Form S-1

Registration No. 333-184317

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company has revised the Registration Statement (i) to make the disclosure updates described in our earlier letter to the Staff dated December 11, 2012, (ii) to update page F-33 to describe how the price at which the Company’s subsidiary has the option to acquire the investor’s equity interest in certain investment funds is contractually determined, consistent with our telephone discussion with the Staff earlier today, and (iii) to update page F-52 to disclose that the investment funds described in Note 21 have an indefinite term and to disclose the maximum amount payable by the Company to the investor as of September 30, 2012 under the liquidation assumptions specified, consistent with our telephone discussion with the Staff earlier today.

In addition, consistent with our discussions with the Staff, the Company commits to disclose in its future applicable filings under the Securities Exchange Act of 1934, as amended, the amount of potential exposure to its fund investors relating to any indemnity obligations as of the end of the period being presented.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

December 11, 2012

Please direct any questions with respect to Amendment No. 4 to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP